UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20459

                                    Schedule

                                      13E-4

                          ISSUER TENDER OFFER STATEMENT

                        (Pursuant to Section 13(e)(1) of
                      the Securities Exchange Act of 1934)

                            NATIONAL BANKSHARES, INC.
                  (Name of Issuer and Person Filing Statement)

                          COMMON STOCK, $2.50 PAR VALUE
                         (Title of Class of Securities)

                                    634865109
                      (CUSIP Number of Class of Securities)

              James G. Rakes                                 With Copies to:
                Chairman                      Douglas W. Densmore and Hugh B. Wellons
  President & Chief Executive Officer        Flippin, Densmore, Morse, Rutherford & Jessee
       National Bankshares, Inc.                    1800 First Union Tower, Drawer 1200
100 South Main Street, P.O. Box 90002                     Roanoke, VA 24006
         Blacksburg, VA 24062                              (540) 510-3000
            (540) 951-6236

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications
                  on Behalf of the Person Filing the Statement)


                                 March 15, 1999
                       (Date Tender Offer First Published,
                       Sent or Given to Security Holders)

   Instruction: Ten copies of this statement, including all exhibits, shall be filed with the Commissioner

                            CALCULATION OF FILING FEE
 -------------------------------------------------------------------------------

               Transaction Valuation*                     Amount of Filing Fee

 -------------------------------------------------------------------------------
               $ 5,600,000.00                                    $1,120

* For purposes of calculating fee only. Assumes the purchases of 200,000 shares at $28.00 per share.

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: Not applicable  Form or Registration No.: Not applicable
Filing Party:           Not applicable  Date Filed:               Not applicable

ITEM 1.    SECURITY AND ISSUER.

(a) The name of the issuer is National Bankshares, Inc., a Virginia corporation (the "Company"), and the address of its principal executive offices is 100 South Main Street, P. O. Box 90002, Blacksburg, Virginia 24062.

(b) This Schedule relates to the offer by the Company to purchase up to 200,000 shares (or such lesser number of shares as are properly tendered) of its common stock, $2.50 par value, (the "Shares"), at a price of $28.00 per Share, net to the seller in cash, all upon the terms and subject to the conditions set forth in the offer to purchase, dated March 15, 1999 (the "Offer to Purchase"), and the related Letter of Transmittal (which together constitute the "Offer"), copies of which are attached as Exhibits (a)(1) and (a)(2). The information set forth on the cover page and under "Price Range of common stock; Dividends" and "Certain Information About the Company; General Information" in the Offer to Purchase is incorporated herein by reference.

(c) The Company's common stock is traded over the counter and listed on the OTC Electronic Bulletin Board as "NKSH." On March 8, 1999, the last practicable date of listing on the OTC Electronic Bulletin Board prior to the announcement of the offer, the bid price was $22.00 per share, the ask price was $22.75 per share, and the last known sale price was $22.75 per share.

(d)     Not applicable.

ITEM 2.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

(a) and (b). The information set forth under "Source and Amount of Funds" in the Offer to Purchase is incorporated herein by reference.

ITEM 3. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE ISSUER OR AFFILIATE.

(a) through (j). The information set forth on the cover page and under "Number Of Shares; Proration; Extension of The Offer," "Background and Purpose of the Offer" and "Certain Information About the Company; General Information" in the Offer to Purchase is incorporated herein by reference.

ITEM 4.    INTEREST IN SECURITIES OF THE ISSUER.

The information set forth in "Transactions and Arrangements Concerning the Common Stock" of the Offer to Purchase is incorporated herein by reference

ITEM 5. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE ISSUER'S SECURITIES.

The information set forth in "Background and Purpose of the Offer" and "Transactions and Arrangements Concerning the Common Stock" in the Offer to Purchase is incorporated herein by reference.

ITEM 6.    PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

The information set forth in "Fees and Expenses" in the Offer to Purchase is incorporated herein by reference.

ITEM 7.    FINANCIAL INFORMATION.

(a)and (b). The information set forth in "Certain Information About the
        Company; General Information," "Historical Financial Information" and "Certain Pro Forma Financial Information" in the Offer to Purchase is incorporated herein by reference. In addition, the Company's Form 10-K for the year ended December 31, 1998, filed with the Commission on March 12, 1999, is incorporated herein by reference.

ITEM 8.    ADDITIONAL INFORMATION.

(a) The board of directors of the Company approved on March 10, 1999 a stock option plan, subject to the approval of shareholders in the annual meeting on April 13, 1999. This plan provides for a total of 250,000 awards or options, and allows the board to award qualified and non-qualified options. No options have been awarded at this time.

(b) The information set forth in "Certain Information About the Company; Certain Regulatory Considerations", "Government Regulation" and "Miscellaneous" in the Offer to Purchase is incorporated herein by reference.

(c) The information set forth in "Effects of the Offer" in the Offer to Purchase is incorporated herein by reference.

(d)     Not applicable.

(e) The information set forth in the Offer to Purchase and the Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1) and
        (a)(2), respectively, is incorporated herein by reference.

ITEM 9.    MATERIAL TO BE FILED AS EXHIBITS.

(a)(1)  Form of Offer to Purchase dated March 15, 1999.

(a)(2)  Form of Letter of Transmittal.

(a)(3)  Form of Notice of Guaranteed Delivery.

(a)(4) Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees dated March 15, 1999.

(a)(5) Form of Letter to Clients from Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees dated March 15, 1999.

(a)(6)  Form of Letter to Stockholders from the President.

(a)(7) Form of press release issued by the Company dated March 15, 1999.

(b)     Not applicable.

(c)     Not applicable.

(d)     Not applicable.

(e)     Not applicable.

(f)     Not applicable.


                                    SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  March 15, 1999


               NATIONAL BANKSHARES, INC.

               By:   /s/JAMES G. RAKES
                    --------------------
                        James G. Rakes
                        Chairman
                        President & CEO